Exhibit A:

Special Opportunities Fund, Inc. 615 East Michigan Street,
Milwaukee, WI 53202

      January 17, 2024

Tortoise Energy Independence Fund, Inc.
6363 College Boulevard
Suite 100A
Overland Park, Kansas 66211

Attn: Diane M. Bono, Secretary

Dear Ms. Bono:

   Special Opportunities Fund is the beneficial owner of shares of
Tortoise Energy Independence Fund, Inc. with a value in excess of
$25,000.00. It has held these shares continuously for more than 12 months and plans to continue to hold them through the next meeting of shareholders.

   We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted. We are available to discuss our proposal at any mutually convenient time.

RESOLVED: The stockholders urge the board to consider measures to allow all shareholders to monetize their shares at a price at or close to net asset value (NAV).

                  SUPPORTING STATEMENT

The Fund's long-term performance has been terrible. For the
ten-year period ending May 31, 2023, the annualized market price return of the Fund's shares is -9.74%. And the NAV has shrunk from over $300 million when the fund launched in 2012 to less than $60 million today. Plus, the Fund's shares have almost always traded at a double-digit discount for more than four years. The discount is currently more than 15%. It is doubtful there are many happy long-term shareholders.

The board has authorized the Fund to conduct a small self-tender offer in any year that the discount exceeds 10% during a designated measurement period.  However, in the most recent tender offer, more than 90% of the shares tendered were returned to shareholders.
Consequently, more aggressive action is warranted.

We propose that if the Fund's current double-digit discount persists through 2024, the board should take action to afford shareholders an opportunity to realize a price close to NAV for all shares. Among the options the board should consider are converting the Fund to an open-end fund or an ETF, liquidating the Fund, or launching a self-tender offer for all shares.

          Very truly yours,

           /S/Phillip Goldstein

      Phillip Goldstein
      Chairman